                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 3
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       Crown Castle International Corp.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   228227104
                       --------------------------------
                                (CUSIP Number)

                               Katherine Ashton
                             Debevoise & Plimpton
                        International Financial Centre
                               Old Broad Street
                                London EC2N 1HQ
                                United Kingdom
                            (011)(44)(207) 786-9000
                            -----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                         January 11 - January 21, 2000
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Investments plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             5,515,545
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            5,515,545
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      63,269,239 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  43.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover (Trustees) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             101,329
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         101,329
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      63,269,239 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  43.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             4,280,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         4,280,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      63,269,239 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  43.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Services Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             4,280,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         4,280,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      63,269,239 (Includes all Sharees beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 43.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                 Amendment No. 3 to a Statement on Schedule 13D

          This Amendment No. 3 amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Shares"), of Crown Castle
                                                 ------
International Corp., a Delaware corporation (the "Company") filed with the
                                                  -------
Securities and Exchange Commission (the "Commission") on September 1, 1998 (the
                                         ----------
"Original Schedule 13D"), as previously amended by Amendment No. 1 to Schedule
 ---------------------
13D, filed with the Commission on November 9, 1999 and Amendment No. 2 to
Schedule 13D, filed with the Commission on December 22, 1999. This Statement is being filed on behalf of the reporting persons (each a "Candover Reporting
                                                        ------------------
Person," and collectively the "Candover Reporting Persons") identified on the
------                         --------------------------
cover pages of this Amendment No. 3. Information in respect of each Candover Reporting Person is given solely by such Candover Reporting Person and no Candover Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Candover Reporting Person.

Item 1.   Security and Issuer.

This Item is not amended.

Item 2.   Identity and Background.

This Item is not amended.

Item 3.   Source and Amount of Funds or Other Consideration.

This Item is supplemented as follows:

          Over the period from January 11, 2000 to January 21, 2000, the Candover Reporting Persons sold 1,000,000 Shares in the aggregate pursuant to Rule 144 under the Securities Act of 1933, as amended. The number of Shares sold on behalf of each Candover Reporting Person is set forth in the following table:

          Seller                                     Number of Shares Sold
          ------                                     ---------------------

          Candover Investments plc                           205,600
          ("Candover Investments")
            --------------------

          Candover Partners Limited                          406,100
          ("Candover Partners")
            -----------------
          (as general partner of the
          Candover 1994 UK Limited
          Partnership)

          Candover Partners                                  110,000
          (as general partner of the
          Candover 1994 UK No.2
          Limited Partnership)

          Candover Partners                                   19,700
          (as general partner of the
          Candover 1994 US No.1
          Limited Partnership)

          Candover Partners                                  240,200
          (as general partner of the
          Candover 1994 US No.2
          Limited Partnership)

          Candover (Trustees) Limited                         18,400
          ("Candover Trustees")
            -----------------

          More detailed information relating to such sales, including the average daily sale price and the number of Shares sold on a daily basis, is attached as Schedule A hereto, which schedule is hereby incorporated into this
Item 3 by reference in its entirety.

          Form 144 notices relating to such sales were filed with the Commission on January 11, 2000. See Exhibits 1 through 6 hereto. Sales were made on
Nasdaq through Lehman Brothers, Inc. ("Lehman Brothers"), a registered broker
                                       ---------------
under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
                                                            ------------
Such sales were also reported on a Form 4, filed with the Commission on February 10, 2000. See Exhibit 7 hereto.

Item 4.   Purpose of Transaction.

This Item is supplemented as follows:

          The purposes of the sales by the Candover Reporting Persons described in Item 3 above were to diversify the equity holdings of the Candover
Reporting Persons and to realize part of the value of the investment in the Shares for the benefit of the investors in the partnerships on whose behalf Candover Partners made sales.

          Additional sales may be made in the future for such purposes or for other purposes. Although each of the Candover Reporting Persons believes that the Shares that it beneficially owns are an attractive investment, each of the Candover Reporting Persons on an individual basis continues to monitor and evaluate its investment in the Company in light of pertinent factors, including without limitation the following: (i) the Company's business, operations,
                                   -
assets, financial condition and prospects; (ii) market, general economic and
                                            --
other conditions; and (iii) other investment opportunities available to one or
                       ---
more of the Candover Reporting Persons. Candover Partners also monitors and evaluates the Shares it holds in light of its obligations as the general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership (collectively the "Candover Partnerships").
                                               ---------------------
Candover Trustees also monitors and evaluates the Shares it holds in light of its obligations as the trustee of the Candover Staff Co-Investment Scheme.

          In light of the foregoing factors, and the plans and requirements of the Candover Reporting Persons from time to time, some or all of the Candover Reporting Persons may decide to: (i) dispose of some or all of the securities of
                                  -
the Company which they beneficially own; or (ii) acquire additional securities
                                             --
of the Company. The Candover Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more stockholders of the Company, to decide in the future to take or cause to be taken one or more of the foregoing actions. There can be no assurance that any of the foregoing transactions will occur or as to the timing of any such transactions.

          Except as set forth above, none of the Candover Reporting Persons has plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Candover Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) under the Exchange Act). Additionally, each Candover Reporting Person disclaims beneficial ownership of all Shares which are not directly owned of record by such Candover Reporting Person.

Item 5.   Interest in Securities of the Issuer.

This Item is supplemented and amended as follows:

          In accordance with Rule 13d-5(b)(1) under the Exchange Act and by virtue of the Stockholders Agreement discussed in Item 6 of the Original
Schedule 13D (subject to the disclaimer in Item 4 of the Original Schedule 13D, Amendment No.1 thereto, Amendment No.2 thereto and this Amendment No.3), each of the Candover Reporting Persons may be deemed to own 63,269,239 Shares, which constitute approximately 43.07% of the 146,906,624 Shares deemed outstanding as of February 8, 2000. The amount deemed owned constitutes the number of Shares in which the reporting persons that filed the Original Schedule 13D are interested or deemed interested.

          The information contained in Item 3 of this Amendment No.3 is hereby incorporated into this Item 5 by reference in its entirety.

Candover Investments plc
------------------------

          Candover Investments has sole voting power with respect to 5,515,545 Shares and has sole dispositive power with respect to 5,515,545 Shares. Candover Investments is the direct beneficial owner of 1,133,822 Shares over which it has sole voting and dispositive power. By virtue of the relationships reported under
Item 2 of the Original Schedule 13D, as amended by Amendment No.1 thereto, Candover Investments may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Trustees and Candover Partners.

Candover (Trustees) Limited
---------------------------

          Candover Trustees has sole voting power with respect to 101,329 Shares and has sole dispositive power with respect to 101,329 Shares. Candover Trustees is the direct beneficial owner of 101,329 Shares over which it has sole voting and dispositive power.

Candover Partners Limited (as general partner of the Candover 1994 UK Limited
-----------------------------------------------------------------------------
Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US
--------------------------------------------------------------------------------
No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership).
---------------------------------------------------------------------------

          Candover Partners has sole voting power with respect to 4,280,394 Shares and has sole dispositive power with respect to 4,280,394 Shares. Candover Partners is the direct beneficial owner of 4,280,394 Shares over which it has sole voting and dispositive power.

Candover Services Limited
-------------------------

          Candover Services has sole voting power with respect to 4,280,394 Shares and has sole dispositive power with respect to 4,280,394 Shares. By virtue of the relationships reported under Item 2 of the Original Schedule 13D, as amended by Amendment No. 1 thereto, Candover Services may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item is not amended.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 2 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 3 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 4 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 5 Form 144 filed with the Commission on January 11, 2000 by Candover Trustees.

Exhibit 6 Form 144 filed with the Commission on January 11, 2000 by Candover Investments.

Exhibit 7 Form 4 filed with the Commission on February 10, 2000 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services.

Exhibit 8 Joint Filing Agreement, dated February 10, 2000, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                           CANDOVER INVESTMENTS PLC

                           By:  /s/ P.R. Neal
                              ----------------------------------
                              Name: P.R. Neal
                              Title: Company Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                                       CANDOVER (TRUSTEES) LIMITED

                                       By: /s/ P.R. Neal
                                          ----------------------------
                                          Name:  P.R. Neal
                                          Title: Company Secretary

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2000


                                  CANDOVER PARTNERS LIMITED
                                  (as general partner of the Candover 1994 UK
                                  Limited Partnership, the Candover 1994 UK
                                  No. 2 Limited Partnership, the Candover 1994
                                  US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)

                                  By: /s/ P.R. Neal
                                     -----------------------------------
                                     Name:  P.R. Neal
                                     Title: Company Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 2000


                                            CANDOVER SERVICES LIMITED

                                            By:/s/ P.R. Neal
                                               ---------------------------------
                                               Name: P.R. Neal
                                               Ttile: Company Secretary

                                  SCHEDULE A

---------------------------------------------------------------------------------------------------

CCIC Sale Programme - 1999(4)
-----------------------------

---------------------------------------------------------------------------------------------------
                                         Candover Investments plc
                                         ------------------------
   Date          Sale         No. of
                 price        Shares           Gross                     SEC            Net
              per share         Sold         Proceeds                    Fee           Amount
                 US$                            US$                      US$            US$
---------------------------------------------------------------------------------------------------

 11/01/2000        31.5000         2,056         64,764.00            -     2.16          64,761.84
 13/01/2000        30.0000        56,540      1,696,200.00            -    56.54       1,696,143.46
 14/01/2000        30.0000        20,560        616,800.00            -    20.56         616,779.44
 18/01/2000        30.0508        16,448        494,275.56            -    16.48         494,259.08
 19/01/2000        30.1786        14,392        434,330.41            -    14.48         434,315.93
 20/01/2000        30.0859        49,344      1,484,558.65            -    49.49       1,484,509.16
 21/01/2000        30.9014        46,260      1,429,498.76            -    47.64       1,429,451.12





 shrs in sale program            205,600
                           --------------
 shrs left to go                       -
                           --------------

                           ------------------------------------------------------------------------
  Sales :-                       205,600      6,220,427.38         -  -   207.35       6,220,220.03
===================================================================================================

 Original Holding              2,329,318
 Previous Sales              -   989,896     19,384,985.94            -   646.19      19,384,339.75
                           ========================================================================
 Holding ('11/01/2000)         1,339,422
                           ------------------------------------------------------------------------
Total Sales                    1,195,496                                              25,604,559.78

No. of shares held
                           ------------------------------------------------------------------------
after sales :-                 1,133,822
===================================================================================================


---------------------------------------------------------------------------------------------------


                Candover Trustees Ltd
                ---------------------
   No. of
   Shares          Gross                       SEC            Net
    Sold         Proceeds                      Fee           Amount
     US$            US$                        US$            US$
----------------------------------------------------------------------

      184          5,796.00              -      0.19         5,795.81
    5,060        151,800.00              -      5.06       151,794.94
    1,840         55,200.00              -      1.84        55,198.16
    1,472         44,234.78              -      1.47        44,233.31
    1,288         38,870.04              -      1.30        38,868.74
    4,416        132,859.33              -      4.43       132,854.90
    4,140        127,931.80              -      4.26       127,927.54





   18,400
---------
        -
---------

----------------------------------------------------------------------
   18,400       556,691.94           -   -    18.55       556,673.39
======================================================================

  208,317
-  88,588     1,734,805.81               -    57.84     1,734,747.97
======================================================================
  119,729
----------------------------------------------------------------------
  106,988                                               2,291,421.36

----------------------------------------------------------------------

Note - Broker's commission of US$ 0.0625 is taken from the spread. 'ie.- the price quoted is after taking out commission.

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                 1994 UK L.P.
                 ------------
     No. of
     Shares            Gross                        SEC             Net
      Sold            Proceeds                      Fee            Amount
                        US$                         US$             US$
--------------------------------------------------------------------------------
           4,061         127,921.50               -     4.26         127,917.24
         111,678       3,350,340.00               -   111.68       3,350,228.32
          40,610       1,218,300.00               -    40.61       1,218,259.39
          32,488         976,290.39               -    32.54         976,257.85
          28,427         857,887.06               -    28.60         857,858.46
          97,464       2,932,292.16               -    97.74       2,932,194.42
          91,372       2,823,522.72               -    94.10       2,823,428.62





         406,100
-----------------
               -
-----------------

--------------------------------------------------------------------------------
         406,100      12,286,553.83           -   -   409.53      12,286,144.30
================================================================================

       4,600,805
    -  1,955,231      38,289,001.24                -1,276.60      38,287,724.64
================================================================================
       2,645,574
--------------------------------------------------------------------------------
       2,361,331                                                  50,573,868.94

--------------------------------------------------------------------------------
       2,239,474
================================================================================



--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
              1994 UK. No.2 L.P.
              ------------------
   No. of
   Shares           Gross                        SEC             Net
     Sold          Proceeds                      Fee           Amount
                     US$                         US$             US$
-------------------------------------------------------------------------------

        1,100          34,650.00               -     1.16         34,648.84
       30,250         907,500.00               -    30.25        907,469.75
       11,000         330,000.00               -    11.00        329,989.00
        8,800         264,447.04               -     8.81        264,438.23
        7,700         232,375.22               -     7.75        232,367.47
       26,400         794,267.76               -    26.48        794,241.28
       24,750         764,809.65               -    25.49        764,784.16





      110,000
--------------
            -
--------------

----------------------------------------------------------------------------
      110,000       3,328,049.67           -   -   110.94      3,327,938.73
============================================================================

    1,246,810
 -    529,612       9,236,939.81               -   345.72      9,236,594.09
============================================================================
      717,198
----------------------------------------------------------------------------
      639,612                                                 12,564,532.82

----------------------------------------------------------------------------
      607,198
============================================================================



----------------------------------------------------------------------------

----------------------------------------------------------------------------
             1994 US. No.1 L.P.
             ------------------
   No. of
   Shares         Gross                        SEC           Net
    Sold         Proceeds                      Fee          Amount
                   US$                         US$           US$
------------------------------------------------------------------------

         197         6,205.50              -      0.21         6,205.29
       5,417       162,510.00              -      5.42       162,504.58
       1,970        59,100.00              -      1.97        59,098.03
       1,576        47,360.06              -      1.58        47,358.48
       1,379        41,616.29              -      1.39        41,614.90
       4,728       142,246.14              -      4.74       142,241.40
       4,433       136,985.91              -      4.57       136,981.34





      19,700
-------------
           -
-------------

------------------------------------------------------------------------
      19,700       596,023.89            -  -    19.88       596,004.01
========================================================================


     223,305
  -   94,848     1,857,397.22               -    61.89     1,857,335.33
========================================================================
     128,457
------------------------------------------------------------------------
     114,548                                               2,453,339.34


------------------------------------------------------------------------
     108,757
========================================================================



------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                1994 US. No.2 L.P.
                ------------------
      No. of
      Shares            Gross                     SEC               Net
       Sold            Proceeds                   Fee              Amount
                         US$                      US$               US$
--------------------------------------------------------------------------------

          2,402         75,663.00               -     2.52          75,660.48
         66,055      1,981,650.00               -    66.06       1,981,583.94
         24,020        720,600.00               -    24.02         720,575.98
         19,216        577,456.17               -    19.25         577,436.92
         16,814        507,422.98               -    16.91         507,406.07
         57,648      1,734,391.96               -    57.81       1,734,334.15
         54,045      1,670,066.16               -    55.66       1,670,010.50





        240,200
----------------
              -
----------------

--------------------------------------------------------------------------------
        240,200      7,267,250.28           -   -   242.23       7,267,008.05
================================================================================


      2,721,645
    - 1,156,480     22,647,180.53               -   756.13      22,646,424.40
================================================================================
      1,565,165
--------------------------------------------------------------------------------
      1,396,680                                                 29,913,432.45


--------------------------------------------------------------------------------
      1,324,965
================================================================================


--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                 TOTALS
                                 ------
    No. of
    Shares            Gross                        SEC              Net
     Sold            Proceeds                      Fee             Amount
                       US$                         US$              US$
------------------------------------------------------------------------------------------

       10,000         315,000.00              -    10.50           314,989.50
      275,000       8,250,000.00              -   275.01         8,249,724.99
      100,000       3,000,000.00              -   100.00         2,999,900.00
       80,000       2,404,064.00              -    80.13         2,403,983.87
       70,000       2,112,502.00              -    70.43         2,112,431.57
      240,000       7,220,616.00              -   240.69         7,220,375.31
      225,000       6,952,815.00              -   231.72         6,952,583.28
            -                  -                       -                    -
            -                  -                       -                    -
            -                  -                       -                    -


    1,000,000
--------------
            -
------------------------------------------------------------------------------------------
    1,000,000      30,254,997.00           -   -1,008.48        30,253,988.52           -
==========================================================================================

   11,330,200
-   4,814,655      93,150,310.55               -2,451.11        93,147,859.44
==========================================================================================
    6,515,545
------------------------------------------------------------------------------------------
    5,814,655                                                  123,401,847.96

------------------------------------------------------------------------------------------
    5,515,545
==========================================================================================

              Average price per share = US$                             21.22
              -----------------------------
------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                       Description
-----------                       -----------

     1 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     2 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     3 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     4 Form 144 filed with the Commission on January 11, 2000 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     5 Form 144 filed with the Commission on January 11, 2000 by Candover Trustees is incorporated herein by reference.

     6 Form 144 filed with the Commission on January 11, 2000 by Candover Investments is incorporated herein by reference.

     7 Form 4 filed with the Commission on February 10, 2000 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services is incorporated herein by reference.

     8 Joint Filing Agreement, dated February 10, 2000, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.